Exhibit 99.1
Results on acquisition of treasury shares

Shinhan Financial Group (hereafter “SFG”) announced on July 27, 2023 that a share repurchase program SFG commenced on July 28, 2023 has been completed. The number of treasury shares acquired upon completion is 2,842,929 and the total number of treasury shares that SFG holds as of the reporting date is 2,842,929, 0.55% of the total number of common shares issued.

1.	Acquisition period: July 28, 2023 – August 29, 2023 (Trading date basis)

2.	Number of treasury shares acquired: 2,842,929 common shares

3.	Average acquisition price: KRW 35,175

4.	Total acquisition amount: KRW 100,000,051,050